UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

                  SCHEDULE 13G (Amendment No. 3)

Item 1(a) Name of Issuer:

     Chemung Financial Corporation

Item 1(b) Address of Issuer's Principal Executive
     Offices: One Chemung Canal Plaza
     Elmira, New York  14901

Item 2(a) Name of Person Filing:

     Chemung Canal Trust Company Profit
Sharing,Savings and Investment Plan

Item 2(b) Address or Principal Business Office or, if none, residence:

     One Chemung Canal Plaza
     Elmira, New York  14901

Item 2(c) Citizenship:

     Employee Benefit Plan - Not

Applicable Item 2(d) Title of Class of

Securities:

     Common Stock

Item 2(e) CUSIP Number:

     164024 10 1

Item 3    If this statement is filed pursuant to Rules 13d-
1(b),
          or 13d-2(b), check whether the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15 of the Act (b) ( ) Bank as defined in Section 3(a)(6) of the Act
(c)  ( )  Insurance Company as defined in Section 3(a)(19) of the Act
(d)  ( )  Investment Company registered under Section 8 of the
     Investment     Company Act
(e)  ( )  Investment Adviser registered under Section 203 of
     the Investment   Advisers Act of 1940
(f) (X) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
     Security Act of 1974    or Endowment Fund
(g)  ( )  Parent Holding Company, in accordance with Section
     240.13d-  (b)(ii)(G)
(h)  ( )  Group, in accordance with Section 240.13d
1(b)(1)(ii)(H)

Item 4 Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:

     230,896

(b)  Percent of Class:

   11.16% based on 2,069,529 shares outstanding on December
     31, 1997, as reported by the issuer.

(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:
0

(ii) shared power to vote or to direct the vote:
230,896

(iii)sole power to dispose or to direct the disposition of:
0

(iv) shared power to dispose or to direct the disposition of:
230,896

Item 5 Ownership of Five Percent or Less of a Class:

     NOT APPLICABLE

Item 6 Ownership of More than Five Percent on Behalf of
Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     230,896 shares of Common Stock of Chemung Financial Corporation are held in trust by the Trust Department of Chemung Canal Trust Company as trustee under a trust agreement pursuant to the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan. The employees of Chemung Canal Trust Company who participate under said Plan have the right to direct the voting of, to receive the dividends from and to receive the proceeds from the sale of said 230,896 shares of Chemung Financial Corporation Common Stock.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security being Reported on By the
          Parent Holding Company:

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
          Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          NOT APPLICABLE
Item 8 Identification and Classification of Members of the
          Group:
          If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
          Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d1(c), attach an exhibit stating the identity of each member of the group.
          NOT APPLICABLE
Item 9 Notice of Dissolution of Group:
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required by members of the group in their individual capacity.
     NOT APPLICABLE
Item 10   Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:         February ____, 1998.
Signature:     CHEMUNG CANAL TRUST COMPANY,
             as Trustee By _________________________
Name/Title:                   /s/Jerome F. Denton
                                 Executive Vice
                                 President